FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number        0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Teva Announces Drug Development Investment in Cocrystal Discovery Inc. for Novel Antiviral Therapeutics

  Teva signs collaboration, option to license and share purchase agreements with CDI
  CDI will initially develop for Teva an antiviral drug targeting the polymerase enzyme of the Hepatitis C virus
  Teva retains the option to invest further for development of two additional antiviral or antibacterial compounds

JERUSALEM--(BUSINESS WIRE)--September 15, 2011--Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has signed a collaboration option to license and share purchase agreements to invest in Cocrystal Discovery Inc. (CDI), a biopharmaceutical company focused on the discovery and development of novel antiviral therapeutics for the treatment of serious and chronic viral diseases.

This investment will be utilized by CDI to continue its development program of novel antiviral drugs that target viral replication enzymes. Currently, CDI is using its unique technologies to develop oral, once-a-day, broad-spectrum antivirals for the treatment of Hepatitis C, influenza and rhinovirus (common cold).

Under the terms of the agreement, Teva will initially invest $7.5 million in CDI, and the Company will develop for Teva an antiviral drug targeting the polymerase enzyme of the Hepatitis C virus. Upon completion of the initial development plan, Teva will have the option to make additional investments under certain milestones. Teva will have the right to exclusively license the drug for further development and commercialization, under agreed-upon commercial terms. “We are delighted with this investment from Teva, a leading global company that develops important new medicines bringing value to patients,” said Nobel Laureate Roger Kornberg, Ph.D., Chief Scientist at CDI and member of the Board of Directors of Teva. “Through this agreement, CDI is now ideally placed to accelerate the development of our novel platform, which combines high resolution X-ray crystallography with unique and advanced computational methods. It is our hope we can yield new and better drugs for the treatment and prevention of many viral diseases."

Teva also has the option to further invest in CDI for the development of two additional antiviral or antibacterial drugs. For all such investments, Teva will receive up to approximately 23% holdings in CDI.

“This new partnership further illustrates Teva’s commitment to develop innovative therapies,” said Dr. Aharon Schwartz, Head of Teva's Innovative Ventures. “If successful, these novel technologies could revolutionize the drug discovery process for antivirals, an area of a high unmet need. We believe this innovative technology offers significant promise for pharmaceutical discovery in areas of strategic importance for Teva.”

About Teva

Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva currently employs approximately 42,000 people around the world and reached $16.1 billion in net sales in 2010.

About CDI

Cocrystal Discovery, Inc. is a privately funded biotechnology company developing antiviral therapeutics for human diseases. Cocrystal has innovative atomic-level structure determination and unique computational technologies that enable the creation of first- and best-in-class antivirals. The Company’s mission today is to discover and develop oral small molecule inhibitors of the viral replication complex focusing on Hepatitis C, influenza and the common cold viruses; the vision for tomorrow is a world where viral and other diseases are treated using products and technologies created in our laboratories. Cocrystal headquarters are in Bothell, Washington with laboratories in Bothell and Mountain View, California. For more information, visit: www.cocrystaldiscovery.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

CONTACT:
IR:
Teva Pharmaceutical Industries Ltd.
Elana Holzman, 972 (3) 926-7554
or
Teva North America
Kevin C. Mannix, 215-591-8912
or
PR:
Teva Pharmaceutical Industries Ltd.
Yossi Koren, 972 (3) 926-7687
or
Teva North America
Denise Bradley, 215-591-8974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:		/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:	September 21, 2011